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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66581

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KBS Capital Markets Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Newport Center Drive, Floor 7
(No. and Street)

Newport Beach	CA	92660
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rustyn L. Osier, Chief Accounting Officer — 949) 717-6205
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Squar Milner LLP
(Name – *if individual, state last, first, middle name*)

18500 Von Karman	Irvine	CA	92612
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rustyn L. Osier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KBS Capital Markets Group, LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Accounting Officer
Title

See attached California Jurat with Affiant Statement.

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1
2
3
4
5
6

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of ORANGE

Subscribed and sworn to (or affirmed) before me on this 25TH day of FEBRUARY, 2020, by
Date *Month* *Year*

(1) RUSTY P. OSIER

(and (2)),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

D. MONTGOMERY
Notary Public - California
Orange County
Commission # 2158261
My Comm. Expires Jun 26, 2020

Signature D. Montgomery
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ANNUAL AUDITED REPORT FORM X-17A-5 **Document Date:** 12/31/19

Number of Pages: 2 **Signer(s) Other Than Named Above:**

KBS Capital Markets Group, LLC

(a California limited liability company)

Statement of Financial Condition

December 31, 2019

Contents

squarmilner
Certified Public Accountants
and Financial Advisors

Squar Milner LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management of
KBS Capital Markets Group, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of KBS Capital Markets Group, LLC (the "Company") as of December 31, 2019, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2016.

Squar Milner LLP

Irvine, California
February 24, 2020

18500 Von Karman Avenue, 10th Floor • Irvine, CA 92612
main 949.222.2999
Located throughout California
web squarmilner.com

KBS Capital Markets Group, LLC
(a California limited liability company)

Statement of Financial Condition

December 31, 2019

ASSETS	
Cash and cash equivalents	$ 830,882
Prepaid expenses and other assets	151,886
Total assets	$ 982,768
LIABILITIES AND MEMBER'S CAPITAL	
Accounts payable and accrued liabilities	$ 94,285
Accrued compensation	29,588
Total liabilities	123,873
Commitments and contingencies *(Note 5)*	
Member's capital	858,895
Total liabilities and member's capital	$ 982,768

See notes to financial statements.

KBS Capital Markets Group, LLC
(a California limited liability company)

Notes to the Statement of Financial Condition

December 31, 2019

1. Organization of the Company

KBS Capital Markets Group, LLC (the "Company") is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a limited purpose introducing broker-dealer approved to distribute mutual funds, variable annuities and direct participation programs to other FINRA approved broker-dealers. The Company is organized as a Limited Liability Company ("LLC") in the State of California. The Company has a single member, KBS Holdings, LLC (the "Member"). During 2019, the Company wound down its principal operations; however, it will remain an operating entity in order to provide shareholder services to the KBS REITs, as defined below.

During the year ended December 31, 2019, the Company served as the dealer manager for the public offerings of KBS Real Estate Investment Trust II, Inc., Pacific Oak Strategic Opportunity REIT, Inc. (formerly KBS Strategic Opportunity Real Estate Investment Trust, Inc.), Pacific Oak Strategic Opportunity REIT II, Inc. (formerly KBS Strategic Opportunity Real Estate Investment Trust II, Inc.), KBS Real Estate Investment Trust III, Inc., KBS Legacy Partners Apartment REIT, Inc., and KBS Growth & Income REIT, Inc. (collectively referred to herein as the "KBS REITs"), all of which are affiliates of the Member. The Company also served as the dealer manager of the private offering of Princeton Private Investment Fund ("PPIF") which is not affiliated with the Member. The Company commenced offering and selling shares of PPIF on August 16, 2016, and ceased to act as distributor for PPIF effective January 15, 2019, while the offering periods of all KBS REITs had all closed prior to January 1, 2019.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") as contained within the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Pursuant to Accounting Standards Update No. 2014-15, Presentation of Financial Statement Going Concern (Subtopic 205-40), management evaluates the Company's ability to continue as a going concern for one year after the date the financial statements are available for issuance. Management has performed its evaluation as of the date of the accompanying financial statements and determined that there are no conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern.

2. Summary of Significant Accounting Policies (continued)

Basis of Presentation (continued)

For the year ended December 31, 2019, the Company had an operating loss of $1,551,442 and an operational cash shortfall of $1,596,023. Management of KBS Capital Markets Group, LLC believes the Member, KBS Holdings, LLC has the intent and ability to continue making capital contributions to the Company for the foreseeable future, sufficient to support the Company's limited operations.

Use of Estimates

The preparation of the financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect assets and liabilities as of December 31, 2019, and the revenues and expenses for the year then ended. Actual results could differ from these estimates.

Concentrations

During the year ended December 31, 2019, all revenue was earned from sales of shares of PPIF. As of December 31, 2019, the offering period of PPIF had closed, and there are no remaining significant sources of revenue for the Company.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days.

The Company currently maintains substantially all of its operating cash with one major financial institution. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets mainly consist of prepaid insurance and prepaid rent.

2. Summary of Significant Accounting Policies (continued)

Accrued Compensation

Accrued compensation is primarily related to paid time off and employee benefits.

Commissions and Marketing Fees Payable to Broker-Dealers

The Company pays commissions to broker-dealers in connection with the distribution and sale of shares of PPIF. The Company pays marketing fees (reallows) to certain broker-dealers for marketing services provided by such broker-dealers.

Taxes

As a Limited Liability Company, the Company is subject to certain state and local taxes; however, income taxes on income or losses realized by the Company are generally the obligation of the Member.

The Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements, nor has the Company been assessed interest or penalties by any major tax jurisdictions. The Company's evaluation was performed in accordance with Accounting Standards Codification 740-10, *Income Taxes* for the tax year ended December 31, 2019.

3. Related Party Transactions

Commission Revenues

For the year ended December 31, 2019, the Company earned and received $23,373 of commissions from sales of shares of PPIF.

4. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company computes its net capital requirements under the aggregate indebtedness method provided for in Rule 15c3-1. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification requirements and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2019, the Company had net capital of $707,009 which was $698,751 in excess of the required minimum net capital of $8,258 as computed in accordance with Rule 15c3-1. The Company's aggregate indebtedness to net capital ratio was 0.18 to 1.

The Company is exempt from the provisions of Rule 15c3-3, pursuant to paragraph k(2)(i) under the Securities and Exchange Act of 1934, as the Company is a broker-dealer and it does not carry customer accounts or hold funds or securities of customers. Because of such exemption, the Company is not required to prepare a determination of reserve requirement for broker-dealer and is also not subject to the possession and control statement.

5. Commitments and Contingencies

Legal

The Company may be subject to various claims, lawsuits and complaints arising during the ordinary course of business, none of which, in the opinion of management, is expected to have a material adverse effect on the Company's financial position or results from operations.

Operating Lease Obligation

The Company leased its office equipment under a non-cancelable operating lease. The lease expired in April 2019. Since the expiration of the lease, the Company has returned the equipment and has not renewed its contract. Total lease expense for the year ended December 31, 2019 was $6,056.

6. Subsequent Events

The Company evaluates subsequent events up until the date the financial statements are available for issuance. As of February 24, 2020, no material subsequent events have occurred.